Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2022 of Americas Gold and Silver Corporation of our report dated March 15, 2023 relating to the consolidated financial statements, which appears in this Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada March 30, 2023